T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

July 28, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:	HC Government Realty Trust, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 28, 2016
File No. 024-10563

Dear Ms. Barros:

On behalf of HC Government Realty Trust, Inc., a Maryland corporation (the “Issuer”), I am submitting the following letter to the United States Securities and Exchange Commission (the “Commission”) in response to the comment letter dated July 14, 2016 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A, filed with the Commission on June 15, 2016 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Offering Statement on Form 1-A (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms used in this letter are defined in Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 1, and two copies marked to show changes against the Offering Statement. All page references in the responses are to pages of the clean copy of Amendment No. 1.

Commission’s Comment 1. We note that you intend to elect to be taxed as a REIT and that you have not identified all of the specific assets that you will acquire with the proceeds raised in this offering. We also note your disclosure on page 3 that your Manager has “[c]onsiderable experience in developing, financing, owning, managing, and leasing Class A office properties, including federal government-leased properties across the U.S. (over 110 years of collective experience and $4.6 billion in commercial real estate transactions, and approximately $3 billion of GSA Properties and other government leased assets).” Please revise to balance your disclosure with a discussion of any material historical adverse business developments that your Manager and its affiliates have experienced.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 3 and 50, which has removed references to “over 110 years of collective experience and $4.6 billion in commercial real estate transactions” but retains the references to transactions or approximately $3 billion in GSA Properties and other government-leased assets. In addition, the revisions clarify that the references to our experience include the Manager, its affiliates and its principals and executive officers.

The Issuer does not believe that a discussion of material historical adverse business developments is appropriate in this context because the remaining statements regarding the Manager’s and its affiliates’, officers’ and principals’ experience are solely in regard to the extent of experience, not the success or failure of any prior transactions, and, as a result, the inclusion of a discussion of material historical adverse developments would create an imbalance in the disclosure rather than a balance.

The Manager neither has sponsored nor otherwise been involved with (i) any investment vehicle other than the Issuer and its predecessor and (ii) any properties other than the Owned Properties and Contribution Properties, and it has not experienced any material historical adverse business developments in its management of our predecessor. The experience referenced in the offering circular is primarily the transactional experience of the Manager’s principals and executive officers in their various roles prior to founding or joining the Manager, as described in the applicable biographical information. While the Issuer believes this transactional experience is valuable to it, and to its potential investors, the Issuer does not believe that historical adverse business developments, if any, of the unaffiliated entities with whom its principals and executives previously were associated would appropriately balance statements regarding only the breadth of its management team’s experience. Finally, because the Issuer’s management team’s prior experience was primarily with entities over which they did not have control the Issuer does not believe it would have access to the ultimate results of all applicable transactions to discern material adverse developments.

Commission’s Comment 2. Please revise your offering circular cover page to briefly identify the most significant risk factors involved in the purchase of the common shares. Refer to Item 1.D. of Industry Guide 5. See also Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on the offering circular’s cover page.

Commission’s Comment 3. We note your disclosure in footnote 1 to the use of proceeds table on page 40 that you are responsible for certain expenses related to the offering. Please include a footnote to the table on the cover page describing the amount of such expenses that will be borne by you. Please see Instruction 6 to Item 1(e) of Part II of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on the offering circular’s cover page.

Commission’s Comment 4. We note that footnote 3 to your Initial Portfolio table appears to be missing. Please include footnote 3 in your next amendment.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 5, 6 and 54.

Commission’s Comment 5. Please revise your presentation of compensation to your Manager and its affiliates to provide the tabular summary and information required by Item 4. of Industry Guide 5, including the stage of your offering the compensation relates to and estimated fees, profits and other benefits assuming the maximum amount is raised and assuming you utilize your target leverage. With respect to your property management fee, please provide a description of how “market-standard property management fees” are calculated in order for investors to have a general idea of how such fees are computed. For instance, if property management fees are computed based upon a percentage of rent, please state that. See also our Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 8, 9, 79 and 80.

Commission’s Comment 6. We note your disclosure that you intend to target an initial annual dividend on common stock of $0.55 per share. Please explain to us how you arrived at the conclusion that you would be able to support that initial dividend rate. In your response, tell us whether the company has any dividend or distribution paying history and if so the amount of such dividends or distributions on an annual basis. Finally, please revise your disclosure to include a distribution table that provides detailed support for your initial dividend rate. This distribution table should reconcile to your pro forma net earnings for the twelve-month period ending at the date of the most recent interim financial statements included in your filing.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 41-43.

Commission’s Comment 7. Please revise this risk factor to also clarify that your manager will receive a termination fee under the property management agreement.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 18.

Commission’s Comment 8. We note your disclosure that upon completion of this offering and your formation transactions, Holmwood and members of your senior management team will collectively own 28.44% of the outstanding shares of your common stock on a fully-diluted basis. Please disclose throughout, if true, that this amount assumes the sale of the maximum number shares being offered. Please also clarify the number of additional shares of equity that may be issued in fees, such as the acquisition fee.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 3, 27 and 50.

Commission’s Comment 9. We note your disclosure regarding conflicts arising out of allocation of personnel to your activities and allocation of investment opportunities between you and investment vehicles affiliated with your Manager. Please revise your disclosure to discuss all other commitments of senior management.

Issuer’s Response:  In response to the Staff’s comment, please see the revised disclosure on page 27.

Commission’s Comment 10. Please describe the dilution to common stockholders that arises from the acquisition fee payable under your Management Agreement or advise us as to why such disclosure is not required. Please see Item 4 of Part II of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 40.

Commission’s Comment 11. We note your disclosure on page 38 that the final closing will occur whenever you have reached the maximum offering amount. We also note that on the cover page of your offering circular you state that if the minimum offering amount is reached, the offering will terminate on a certain date that could be prior to the date that the maximum offering amount is reached. Please revise your disclosure to reconcile this apparent discrepancy.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 45.

Commission’s Comment 12. We note that proceeds from the offering will be used to discharge the Citizen’s Loan. Please describe the use of proceeds arising from this loan. Please see Instruction 6 to Item 6 of Part II of Form 1-A.

Issuer’s Response:  In response to the Staff’s comment, please see the revised disclosure on page 48.

Commission’s Comment 13. Please disclose your average effective annual rental per square foot for your initial portfolio. Please also provide a schedule of lease expirations and explain the impact of potential early lease terminations. Refer to Item 15 of Form S-11 as a guide.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 5, 6 and 54.

Commission’s Comment 14. We note your disclosure that your Manager will receive fees for services related to the investment and management of your assets. Please disclose whether any portion of these fees will be allocated to the payment of executive officers. Please also confirm that you will not reimburse your Manager for personnel costs of its executive officers or employees of your Manager serving as your executive officers, including pursuant to Section 7(b)(iv) of the Management Agreement. We note that Item 11 of Form 1-A requires disclosure of all proposed compensation to be paid to individuals in their capacities as executive officers or directors.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 71. The Issuer’s executive officers will not be paid in their roles as its executive officers. Mr. Stanton and Ms. Watson will receive compensation from the Manager for their roles as executive officers of the Manager.

Commission’s Comment 15. Please revise your disclosure here to provide a description of your Investment Guidelines as described in Exhibit A to your Management Agreement.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 81.

Commission’s Comment 16. We note your disclosure that your Investment Policies can be amended by your Board of Directors or your Manager. Please disclose which entity (i.e. your Board of Directors or Manager) has the final legal authority to amend the Investment Policies.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 81.

Commission’s Comment 17. Please disclose the cost to Holmwood of each of the Contribution Properties that were acquired within the prior two years or advise us as to why such disclosure is not necessary. Please see Instruction 6 to Item 13(a) of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 57, 58 and 84.

Commission’s Comment 18. Please also expand your disclosure in this section to break out what consideration and benefits each related entity and individual will receive in connection with the formation transactions and offering, what they will contribute in the transaction, and how this was valued.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 84 and 85.

Commission’s Comment 19. Please describe any restriction on the repurchase or redemption of the Series A Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments. Please see Item 14(a)(3) of Part II of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 89.

Commission’s Comment 20. We note your disclosure in Note (a) related to the contributed properties. It appears that you have based the statement of operations related to the contributed properties on the historical Holmwood audited financial statements, but that you have made further adjustment for the three properties Holmwood purchased during 2015. Please show this adjustment separate from the historical amounts in your amended filing.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages F1 – F6.

Commission’s Comment 21. We note your disclosure in Note (a) related to the owned properties. You have disclosed that you have based the statement of operations related to the owned properties on the previous seller’s operating results. Please tell us why this is appropriate and explain why such operating results are different from the audited operating expenses on page F-34.

Issuer’s Response: The Owned Properties’ results of operations was derived from the previous seller’s revenues and operating results from January 1, 2015 to December 31, 2015.  The Issuer acquired the properties on June 10, 2016 and did not own the properties during the pro forma period from January 1, 2015 to December 31, 2015. Therefore, the results of operations from the previous owner were used.

The Owned Properties’ Combined Statement of Revenues and Certain Operating Expenses on page F-38 reflects $933,561 as excess revenues over certain operating expense. HC Government Realty Trust, Inc.’s Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2015 for the Owned Properties on page F-4 reflects net income of $317,620. Adjustments were made to the Owned Properties’ Combined Statement of Revenues and Certain Operating Expenses to reflect additional costs that would have been incurred as if the Issuer owned the properties during that period. The adjustments include asset management fees of $30,000, interest expense of $280,840 and additional depreciation and amortization expense of $305,101. The combined adjustments totaled $615,941, the difference between net income on page F-4 and excess revenues over certain operating expenses on page F-38.

Commission’s Comment 22. We note that you have no amounts for adjustments (b), (c), (d), (e) and (g). Please confirm if these amounts will be provided in an amended filing.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages F1 – F6.

Commission’s Comment 23. We note that in Item 4 of Part I you state that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to your offering statement. Please see Item 17(13) of Part III of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, see Exhibit 13.1.

Commission’s Comment 24. We note from your Exhibit Index that Exhibit 6.11 was filed with your offering statement, but we were unable to locate it. Please include this exhibit with your next filing.

Issuer’s Response: In response to the Staff’s comment, please see Exhibit 6.11.

Commission’s Comment 25. We note that certain information in Exhibit B appears to have been omitted and that Exhibits E and F appear to have been omitted. Please include the omitted information with your next filing or advise us as to why you believe including such information is not required. Please see Item 17(6) of Part III of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, the Issuer and Holmwood have not yet agreed on an apportionment of OP Units to be stated in Exhibit B to the Contribution Agreement. As the apportionment of OP Units will be determined based on the outstanding principal on the debt secured by the Contribution Properties at the time of closing on the Contribution Agreement, which will occur simultaneously with the first closing of the offering, the Issuer does not anticipate Exhibit B to be finalized and filed prior to qualification. Exhibit E has been filed as Exhibit 6.5 to Amendment No. 1. It is the Issuer’s position that Exhibit F is not material and, pursuant to Paragraph 6 of Item 17 to Form 1-A, is not required to be filed.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:          Edwin Stanton (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
Trevor D. Wind, Esq. (via electronic mail)

Enclosures